UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Result of Annual General Meeting held on September 11, 2014

Item 1

12 September 2014

GEOPARK LIMITED
(“GeoPark” or the “Company”)

Result of Annual General Meeting (“AGM”)

GeoPark is pleased to announce that at the Company’s Annual General Meeting held at 4.00 p.m. (Bermuda Time) on September 11, 2014, all resolutions proposed were duly passed.

Please see below a list of all Resolutions passed:

1. Re-election of James F. Park as Executive Director of the Company;
2. Re-election of Gerald F. O´Shaughnessy as Executive Director of the Company;
3. Re-election of Peter Ryalls as Non-Executive Director of the Company;
4. Re-election of Juan Cristobal Pavez as Non-Executive Director of the Company;
5. Re-election of Carlos A. Gulisano as Non-Executive Director of the Company;
6. Re-election of Steven J. Quamme as Non-Executive Director of the Company;
7. Election of Pedro Aylwin Chiorrini as Executive Director of the Company;
8. Re-appointment of PricewaterhouseCoopers LLC as Auditors of the Company;
9. Authorization for the Audit Committee to fix the remuneration of the Auditor

The Annual Report of the Directors and the Audited Consolidated Financial Statements for the fiscal year ended 31 December 2013 were provided to shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: September 11, 2014